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                                                                   Exhibit 99.48


(POINTS INTERNATIONAL LTD LOGO)                           (ACCENT TRAINING LOGO)

             POINTS.COM PARTNERS WITH ACCENT TRAINING TO OFFER A NEW
                      CHANNEL FOR CUSTOMER LOYALTY REWARDS

     ACCENT Becomes the First Online Training Program to Join The Points Exchange TORONTO AND JEFFERSONVILLE, IN. - JUNE 29, 2004 - Points International Ltd. (TSX: PTS) operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today announced it has signed a three-year Points Exchange agreement with ACCENT Training, a company which specializes in online training. ACCENT Training offers courses, which include end user desktop skills, leadership development skills and a wide variety of other offerings. The partnership with ACCENT Training will bring forth more opportunities and added value to Smart Rewards, the rewards program of ACCENT Training.

     Beginning in September, ACCENT Training will join The Points Exchange as an official partner, which will allow Smart Rewards members to exchange their Smart Rewards for redemption opportunities on Points.com. As a two-way trading partner, Smart Rewards members may exchange points from the 42 participating Points.com partners and apply them toward their next program certification, instruction course or another loyalty program of their choice. Points currently offers more than 3,600 exchange options with leading loyalty programs such as eBay Anything Points, the American Airlines AAdvantage(R) program, and Priority Club(R) Rewards, the InterContinental Hotels Group loyalty program.

          Smart Rewards members can earn points by taking any one of ACCENT Training's online courses on subjects, which include desktop applications, business fundamentals,

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operating systems and Microsoft certifications. Members can also earn points on consumer goods and services purchased at the Smart Rewards site. They may then apply their accrued member points towards redemptions with Points.com's partners including most major loyalty programs including eBay's Anything Points Program.

          "Customer loyalty rewards are expanding beyond the familiar frequent flier programs, and ACCENT Training is a clear indication of the depth and breadth of exchange opportunities that Points is continually seeking out for our customers," said Rob MacLean, Chief Executive Officer for Points International. "This partnership provides an excellent doorway for Points and Smart Rewards customers to freely trade and redeem their miles and points and unlock the potential value of all their loyalty currencies."

                                       ###

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ABOUT POINTS INTERNATIONAL

Points operates the only independent loyalty points exchange - at www.points.com
- allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

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FOR MORE INFORMATION, PRESS ONLY:       FOR PARTNERSHIPS INQUIRIES:
Jeremy Adams                            Christopher Barnard
Edelman Public Relations                President, Points International
+1 312 233-1226                         +1 416 596-6381
jeremy.adams@edelman.com                christopher.barnard@points.com

                                        FOR INVESTOR INQUIRIES:
                                        Steven Yuzpe
                                        CFO, Points International
                                        +1 416 596-6382
                                        steve.yuzpe@points.com

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE